SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. )

                         Mission Resources Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   605109107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Joel Piassick
                             555 Madison Avenue, Suite 2800
                             New York, New York 10022
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 15, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  59501T882
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Distressed Investment Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [_]
                                                             (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,091,908

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     8,091,908

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,091,908

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.1%

14.  TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  59501T882
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Distressed Investment Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [_]
                                                             (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,091,908

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     8,091,908

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,091,908

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.1%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.  59501T882
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [_]
                                                             (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,195,893

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     8,195,893

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,195,893

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.4%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.  59501T882
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [_]
                                                             (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,195,893

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     8,195,893

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,195,893

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.4%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  59501T882
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [_]
                                                             (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,195,893

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     8,195,893

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,195,893

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.4%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  59501T882
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [_]
                                                             (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     8,195,893

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     8,195,893

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,195,893

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.4%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  59501T882
           ---------------------

--------------------------------------------------------------------------------
Item 1.    Security and Issuer.

     Mission Resources Corporation (the "Issuer"), Common Stock, par value $0.01 per share (the "Shares")

--------------------------------------------------------------------------------
Item 2.    Identity and Background.

(a-c,f) This Schedule 13D is being filed by Harbert Distressed Investment Master Fund, Ltd. (the "Master Fund"), HMC Distressed Investment Offshore Manager, L.L.C., ("HMC Management"), the sole investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Philip Falcone, a member of HMC Management who acts as the portfolio manager of the Master Fund on behalf of HMC Management and is the portfolio manager of Alpha US Sub Fund VI, LLC ("Alpha"), Raymond J. Harbert, a member of HMC Investors, and Michael D. Luce, a member of HMC Investors (each of the Master Fund, HMC Management, HMC Investors, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of HMC Management and HMC Investors is a Delaware limited liability company. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of HMC Management, HMC Investors, Philip Falcone, Raymond J. Harbert and Michael D. Luce is 555 Madison Avenue, Suite 2800, New York, New York 10022. Alpha is a Delaware limited liability company. Alpha is a separately managed account.

     (d) None of Philip Falcone, Raymond J. Harbert or Michael D. Luce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.    Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 8,091,908 Shares.

As of the date hereof HMC Management may be deemed to beneficially own 8,091,908 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 8,195,893 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 8,195,893 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 8,195,893 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 8,195,893 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.    Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

--------------------------------------------------------------------------------
Item 5.    Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 8,091,908 Shares, constituting 20.1% of the Shares of the Issuer, based upon the 8,195,893 Shares outstanding as of the date of this filing.

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,091,908 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,091,908 Shares.

(a, b) As of the date hereof, HMC Management may be deemed to be the beneficial owner of 8,195,893 Shares, constituting 20.1% of the Shares of the Issuer, based upon the 8,195,893 Shares outstanding as of the date of this filing.

     HMC Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,091,908 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,091,908 Shares.

HMC Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 8,195,893 Shares, constituting 20.4% of the Shares of the Issuer, based upon the 8,195,893 Shares outstanding as of the date of this filing.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,195,893 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,195,893 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 8,195,893 Shares, constituting 20.4% of the Shares of the Issuer, based upon the 8,195,893 Shares outstanding as of the date of this filing.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,195,893 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,195,893 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 8,195,893 Shares, constituting 20.4% of the Shares of the Issuer, based upon the 8,195,893 Shares outstanding as of the date of this filing.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,195,893 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,195,893 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 8,195,893 Shares, constituting 20.4% of the Shares of the Issuer, based upon the 8,195,893 Shares outstanding as of the date of this filing.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,195,893 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,195,893 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons are set forth in Exhibits B and C.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On March 15, 2004, the Master Fund entered into a purchase and sale agreement (the "Agreement") with the Issuer providing for the issuance and sale by the Issuer of 6,000,000 Shares in exchange for the surrender by the Master Fund of $15.0 million aggregate principal amount of the 10-7/8% Senior Subordinated Notes due 2007 Series C (the "Senior Subordinated Notes"). Accrued interest on the Senior Subordinated Notes to the date of the Agreement will be paid on April 1, 2004, the regularly scheduled interest payment date for the Senior Subordinated Notes, or, if earlier, upon the occurrence of certain other events. The Agreement contains representations and warranties by the Issuer and the Master Fund typical of transactions of this type. The Agreement also contains an agreement of the Master Fund that, for so long as it beneficially owns 5% or more of the outstanding securities of the Issuer entitled to vote, it will not, directly or indirectly (unless specifically invited in writing to do so by the Issuer) do either of the following: (a) sell, or contract to sell or grant, any option or right to purchase any Common Stock or make any short sale of or establish a equivalent position with respect to the Common Stock at a time when it has no equivalent offsetting long position in the Common Stock; or (b) sell, or contract to sell more than 2% of the Issuer's outstanding voting securities to any single person or group of related persons; provided, however, that this prohibition shall not apply to any transaction effected in good faith on the Nasdaq stock market. In addition, in the event that any action is submitted to the Issuer's stockholders for their approval, whether at a meeting or by written consent, at a time when the Master Fund owns more than 9.9% of the Issuer's voting securities, unless otherwise approved in writing in advance by the Issuer, the Master Fund will vote all voting securities as to which it has the right to vote that exceeds the 9.9% amount in the same manner as (i.e., in favor of, against and abstentions with respect to) and proportionately to the votes cast by all other voting securities that are entitled to vote with respect to such matter.

     Pursuant to the terms of the Agreement, the Issuer and the Master Fund have entered into a Registration Rights Agreement, which obligates the Issuer to file within 30 days a registration statement with the Securities and Exchange Commission on Form S-3 registering the resale of the Shares. The Issuer has agreed to use its commercially reasonable efforts to cause the registration statement to become effective as soon as practicable and to keep the registration statement effective until the earlier of (i) the date when all of the registered Shares have been sold, (ii) the date on which all of the Shares either cease to be outstanding or are held by persons who are not affiliates of the Company and may be resold pursuant to Rule 144(k) under the Securities Act of 1933, or (iii) the later of two years after the effective date of the registration statement, and the date on which all of the Shares may be sold pursuant to Rule 144 in a three-month period. The Registration Rights Agreement also contains standard provisions requiring the Issuer and the Master Fund to indemnify each other for liabilities arising in connection with the sale of Shares pursuant to the registration statement.

--------------------------------------------------------------------------------
Item 7.    Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares of the Issuer
Exhibit C: Purchase and Sale Agreement between Mission Resources Corporation and
           Harbert Distressed Investment Master Fund, Ltd. dated March 15, 2004

--------------------------------------------------------------------------------


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbert Distressed Investment Master Fund, Ltd.
By: HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------

HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
------------------------

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
------------------------

/s/ Philip Falcone
---------------------
Philip Falcone

/s/ Raymond J. Harbert
---------------------
Raymond J. Harbert

/s/ Michael D. Luce
---------------------
Michael D. Luce

March 25, 2004

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated March 25, 2004 relating to the Common Stock, par value $0.01 per share of Mission Resources Corporation shall be filed on behalf of the undersigned.


Harbert Distressed Investment Master Fund, Ltd.
By: HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
-------------------------

HMC Distressed Investment Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ Joel B. Piassick
-------------------------

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
-------------------------

/s/ Philip Falcone
---------------------
Philip Falcone

/s/ Raymond J. Harbert
---------------------
Raymond J. Harbert

/s/ Michael D. Luce
---------------------
Michael D. Luce

March 25, 2004

                                                                       Exhibit B

                           Transactions in the Shares
                           --------------------------


TRANSACTIONS BY HARBERT DISTRESSED INVESTMENT MASTER FUND


Date of               Number of Shares
Transaction           Purchase/(Sold)            Price of Shares
-----------           ---------------            ---------------

1/15/04                    29,580                      2.21
1/16/04                    14,790                      2.35
1/20/04                    29,580                      2.56
 2/9/04                    11,400                      2.30
2/12/04                    42,600                      2.30
2/18/04                    31,300                      2.30
2/19/04                    25,000                      2.30
2/20/04                    49,375                      2.27
2/23/04                    50,300                      2.20
2/24/04                    35,450                      2.16
2/25/04                    56,290                      2.23
2/26/04                    50,755                      2.40
2/27/04                    32,145                      2.37
 3/1/04                    42,560                      2.39
 3/2/04                    15,500                      2.44
 3/3/04                    32,881                      2.43
 3/4/04                     6,956                      2.46
 3/5/04                    10,370                      2.50
3/11/04                     4,345                      2.33
3/15/04                   (76,000)        Transfer of Shares to Alpha in
                                          exchange for $190,000 of the Issuer's
                                          Senior Subordinated Notes

3/15/04                 6,000,000         Acquisition pursuant to the Purchase
                                          and Sale Agreement (see exhibit C)

TRANSACTIONS BY ALPHA US SUB FUND VI, LLC

Date of               Number of Shares
Transaction           Purchase/(Sold)            Price of Shares
-----------           ---------------            ---------------
   1/15/04                    420                      2.21
   1/16/04                    210                      2.35
   1/20/04                    420                      2.56
   2/20/04                    625                      2.27
   2/24/04                    450                      2.16
   2/25/04                    710                      2.23
   2/26/04                    645                      2.40
   2/27/04                    405                      2.37
    3/1/04                    540                      2.39
    3/2/04                    200                      2.44
    3/3/04                    415                      2.43
    3/4/04                     90                      2.46
    3/5/04                    130                      2.50
   3/11/04                     55                      2.33
   3/15/04                 76,000           Received Shares from the Master Fund
                                            in exchange for $190,000 of the
                                            Issuer's Senior Subordinated Notes

                                                                       Exhibit C


                           PURCHASE AND SALE AGREEMENT

     This PURCHASE AND SALE AGREEMENT, dated as of March 15, 2004 (this "Agreement"), is by Harbert Distressed Investment Master Fund, Ltd. (the
"Seller") and Mission Resources Corporation, a Delaware corporation (the "Purchaser"). (Each of the Seller and the Purchaser is a "Party", and together are the "Parties").

     WHEREAS, pursuant to that certain Indenture, dated as of May 29, 2001 (the "Indenture"), among the Purchaser, the subsidiary guarantors identified therein and The Bank of New York, as trustee (the "Trustee"), the Purchaser issued $225,000,000 aggregate principal amount of its 10-7/8% Senior Subordinated Notes due 2007 Series C (the "Senior Subordinated Notes");

     WHEREAS, the Seller is the beneficial owner of $15,000,000 aggregate principal amount of the Senior Subordinated Notes (the "Notes"); and

     WHEREAS, the Purchaser desires to repurchase from the Seller, and the Seller desires to sell to the Purchaser, all of the Notes held by Seller in consideration for the issuance of shares of the Purchaser's common stock, $.01 par value (the "Common Stock"), upon the terms and subject to the conditions contained in this Agreement;

     NOW, THEREFORE, in consideration of the premises and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Seller and the Purchaser agree as follows:

                                    ARTICLE 1

                            DEFINITIONS, USAGE, ETC.
                            ------------------------

         SECTION 1.1 Defined Terms. As used in this Agreement, the terms below have the following meanings:

     "Affiliate" means, as to any Person, any other Person which directly or indirectly controls, or is under common control with, or is controlled by, such Person. As used in this definition "control" (including, with its correlative meanings, "controlled by" and "under common control with") means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interest, by contract or otherwise).

     "Applicable Law" means, with respect to any Person, any Law applicable to such Person or its business, properties or assets.

     "Beneficially Own" has the meaning set forth in Rule 13d-3 under the Exchange Act.

     "Commission" means the United States Securities and Exchange Commission.

     "Common Stock" has the meaning assigned to such term in the preamble.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Excess Voting Securities" has the meaning assigned to such term in Section 7.2.

     "Governmental Authority" means any federal, state or local government, or any political subdivision of any of the foregoing, or any court, agency or other entity, body, organization or group, exercising any executive, legislative, judicial, quasi judicial, regulatory or administrative function of government.

     "Indenture" has the meaning assigned to such terns in the preamble.

     "Law" means all applicable state and federal laws, statutes, rules and regulations and ordinances including all applicable decisions of courts having the effect of law in any such jurisdiction.

     "Letter   Agreement"  means  that  certain  letter  agreement  between  the
Purchaser and the Seller dated as of March 12, 2004.

     "Lien" means any mortgage, deed of trust, lien, pledge, charge, claim, security interest, restrictive covenant or easement or encumbrance of any kind, whether or not filed, recorded or otherwise perfected under Applicable Law, as well as the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

     "Material Adverse Effect" has the meaning assigned to such term in Section 5.1.

     "1934 Act Reports" has the meaning assigned to such term in Section 5.8.

     "Notes" means the $15,000,000 aggregate principal amount of the Senior Subordinated Notes held by the Seller to be sold to the Purchaser pursuant to the terms of this Agreement.

     "Party" or "Parties" has the meaning assigned to such term in the preamble.

     "Person" means any corporation, limited liability company, joint venture, partnership, individual, limited partnership, trust or other business entity.

     "Purchaser" has the meaning assigned to such term in the preamble.

     "Representative" means any officer, director, employee, partner, trustee, attorney, accountant, advisor, agent or other representative of any Person.

     "Securities Act" has the meaning assigned to such term in Section 5.12.

     "Seller" has the meaning assigned to such term in the preamble.

     "Senior Subordinated Notes" has the meaning assigned to such term in the preamble.

     "Shares" has the meaning assigned to such term in Section 2.1.

     "Subsidiary" or "subsidiary" means, with respect to any Person, any corporation, limited liability company, joint venture, limited partnership or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than 50% of (i) the total combined voting power of all classes of voting securities of such entity, (ii) the total combined equity interests or
(iii) the capital or profit interests in the case of a partnership; or (b) otherwise has the power to vote or to direct the voting of sufficient securities to elect a majority of the board of directors or similar governing body.

     "Transfer Tax" means any federal, state, county, local, foreign and other sales, use, transfer, conveyance, gross receipts, documentary transfer, recording or other similar tax, fee or charge imposed upon the sale, transfer or assignment of property or any interest therein or the recording thereof, and any penalty, addition to tax or interest with respect thereto, but such term shall not include any tax on, based upon or measured by, the net income, gains or profits from such sale, transfer or assignment of the property or any interest therein.

     "Trustee" has the meaning assigned to such tern in the preamble.

     "Voting Securities" has the meaning assigned to such tern in Section 7.1.

     SECTION 1.2 Usage of Terms. Except where the context otherwise requires, words importing the singular number shall include the plural number and vice-versa.

     SECTION 1.3 References to Articles and Sections. All references in this Agreement to Articles and Sections (and other subdivisions), Exhibits and Schedules refer to the corresponding Articles, Sections (and other subdivisions), Exhibits and Schedules of to this Agreement, unless the context expressly, or by necessary implication, otherwise requires.

                                    ARTICLE 2

                PURCHASE AND SALE OF THE NOTES AND CONSIDERATION
                ------------------------------------------------

     SECTION 2.1 Sale and Purchase of the Notes. On the terms and subject to the conditions contained in this Agreement, (a) the Seller is selling, conveying, transferring and assigning to the Purchaser, and the Purchaser is acquiring from the Seller, the Notes and (b) the Purchaser is issuing to the Seller as consideration for the sale, conveyance, transfer and assignment of the Notes an aggregate amount of 6,000,000 shares of Common Stock (the "Shares"). At the closing, the Seller shall cause the Notes to be transferred electronically to The Depository Trust Company to be delivered to the Purchaser for cancellation, and the Purchaser shall deliver the Shares electronically to The Depository Company for the account of the Seller's behalf via the Deposit and Withdrawal at Custodian system registered in the amounts and in such names as the Seller shall have previously designated. The payment of interest on the Notes accrued through the date of this Agreement will be made to the Seller on the earlier to occur of April 1, 2004, that date being the next regularly scheduled interest payment date for the Senior Subordinated Notes, or the date on which the Purchaser completes the refinancing of its senior credit facility substantially in the form set forth in Schedule 5.9 attached hereto.

     SECTION 2.2 Taxes. The Purchaser shall be responsible for the payment when due of any Transfer Taxes imposed by reason of the transfer of the Notes or the issuance of the Shares pursuant to this Agreement and any deficiency, interest or penalty with respect to such Transfer Taxes unless such Transfer Taxes are specifically levied on the Seller (in which case, the Purchaser shall promptly reimburse the Seller therefor). The Purchaser shall file all necessary tax returns and other documentation with respect to any Transfer Taxes, and, if required by Applicable Law, the Seller will, and will cause its respective
Affiliates to, join in the execution of any such tax returns and other documentation and will cooperate with the Purchaser to take such commercially reasonable actions as will minimize or reduce the amount of such Transfer Taxes.

                                    ARTICLE 3

                                     CLOSING
                                     -------

     The closing of the transactions contemplated by this Agreement is taking place at 10:00 a.m. local time on March 15, 2004, or as soon as practicable thereafter, at the offices of Porter & Hedges, L.L.P., 700 Louisiana, Suite 3500, Houston, Texas 77002.


                                    ARTICLE 4

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER
                  --------------------------------------------

     The Seller hereby represents and warrants to the Purchaser as follows:

     SECTION 4.1 Power and Authority; Authorization; Binding Effect. The Seller has all necessary power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform its obligations hereunder in accordance with the terms of this Agreement. This Agreement has been duly authorized, executed and delivered by the Seller and constitutes a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     SECTION 4.2 Ownership of the Notes. The Seller is the beneficial owner of the Notes in the principal amount of $15,000,000, and, upon sale and delivery of the Notes to the Purchaser and upon payment by the Purchaser as provided herein, the Seller will convey to the Purchaser good and marketable title to the Notes, free and clear of all Liens other than Liens, created by the Purchaser, if any.

     SECTION 4.3 Consents and Approvals. No consent, approval or authorization of, or declaration, filing or registration with, any Governmental Authority or other Person is required to be made or obtained by the Seller in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except for consents, approvals, filings and similar requirements, the failure of which to be obtained or made would not reasonably be expected to, individually or in the aggregate, prevent the Seller from performing under this Agreement in all material respects.

     SECTION 4.4 Compliance with Applicable Law; No Conflicts. The execution, delivery and performance by the Seller of this Agreement, the sale of the Notes and the consummation of the other transactions contemplated hereby (a) will not violate any Applicable Law, or any order or decree of any court or governmental instrumentality applicable to the Seller or any of its property; and (b) will not conflict with or result in the breach or termination of, constitute a default under or accelerate any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which the Seller is a party or by which the Seller or any of its property is bound.


                                    ARTICLE 5

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
                 -----------------------------------------------

     The Purchaser represents and warrants to the Seller as follows:

     SECTION 5.1 Due Organization. The Purchaser has been duly incorporated and is a validly existing corporation in good standing under the laws of the State of Delaware. Each of the Purchaser's Subsidiaries has been duly organized and is a validly existing corporation, limited liability company or partnership in good standing under the laws of its respective jurisdiction of organization. The Purchaser and each of its Subsidiaries has full power and authority (corporate and other) to own its properties and conduct is business. The issued shares of capital stock of each of the Purchaser's Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable, and, except as otherwise set forth in the 1934 Act Reports, are owned beneficially by the Purchaser free and clear of any Liens. The Purchaser and each of its Subsidiaries is duly qualified to do business as a foreign corporation or other legal entity in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except in any case where the failure to be so qualified would not have material adverse effect on the condition (financial or other), business, properties, results of operations or prospects of the Purchaser and its Subsidiaries taken as a whole (a "Material Adverse Effect").

     SECTION 5.2 Power and Authority; Authorization; Binding Effect. The Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights in general and subject to general principles of equity
(regardless of whether such enforceability is considered in a proceeding in equity or at law).

     SECTION 5.3 Valid Issuance. The Shares have been duly authorized for issuance by the Purchaser and, when issued and delivered in return for delivery of the Notes in accordance with this Agreement, will be validly issued, fully paid and nonassessable shares of Common Stock and the Seller will hold all of the legal and beneficial title to the Shares, free and clear of all Liens, other than Liens created by the Seller, if any. No holder of outstanding shares of capital stock of the Purchaser is entitled to any preemptive or other rights to subscribe for any shares of the Common Stock, and no holder of securities of the Purchaser has any right which has not been fully exercised or waived to require the Purchaser to register the offer or sale of any securities owned by such holder under the Securities Act under, or as a result of the filing of, the registration statement to be filed by the Purchaser pursuant to the terms of the Registration Rights Agreement.

     SECTION 5.4 Securities. The capital stock of the Purchaser conforms to the description thereof contained in the 1934 Act Reports. Except as disclosed in the 1934 Act Reports, there are no outstanding (i) securities or obligations of the Purchaser or any of its Subsidiaries convertible into or exchangeable for any capital stock of the Purchaser or any such Subsidiary, (ii) warrants, rights or options to subscribe for or purchase from the Purchaser or any such Subsidiary any such capital stock or any such convertible or exchangeable securities or obligations, or (iii) obligations of the Purchaser or any such Subsidiary to issue any shares of capital stock, any such convertible or exchangeable securities or obligations, or any such warrants, rights or options.

     SECTION 5.5 Consents and Approvals. No consent, approval or authorization of, or declaration, filing or registration with, any Governmental Authority or other Person is required to be made or obtained by the Purchaser in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except for consents, approvals, filings and similar requirements, the failure of which to be obtained or made would not reasonably be expected to, individually or in the aggregate, prevent the Purchaser from performing under this Agreement in all material respects.

     SECTION 5.6 Compliance with Applicable Law: No Conflicts. The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby (a) will not violate any Applicable Law, or any order or decree of any court or governmental instrumentality applicable to Purchaser, any of Purchaser's Subsidiaries or any of their property; (b) will not conflict with or result in the breach or termination of, constitute a default under or accelerate any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which Purchaser or any of its Subsidiaries is a party or by which Purchaser, any of its Subsidiaries or any of their property is bound, and (c) will not result in a breach or violation of the charter or by-laws, or other formation documents, of the Purchaser or its Subsidiaries.

     SECTION 5.7 Litigation. There are no pending actions, suits or proceedings against or involving the Purchaser or any of its property, or involving any of its Subsidiaries or any of their respective properties, that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or that would materially and adversely affect the ability of the Purchaser to perform its obligations under this Agreement, or that are otherwise material in the context of the sale of the Shares; and, to the Purchaser's knowledge, no such actions, suits or proceedings are threatened or contemplated.

     SECTION 5.8 Accuracy of 1934 Act Reports. Since January 1, 2002, the Purchaser has filed all reports, schedules, forms, statements and other documents required to be filed by it with the Commission pursuant to the reporting requirements of the Exchange Act, and the rules and regulations promulgated thereunder (all of the foregoing filed prior to or on the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "1934 Act Reports"). As of the date of filing of such 1934 Act Reports, each such 1934 Act Report, as it may have been subsequently amended by filings made by the Purchaser with the Commission prior to the date hereof, complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder applicable to such 1934 Act Reports. None of the 1934 Act Reports, as of the date filed and as they may have been subsequently amended by filings made by the Purchaser with the Commission prior to the date hereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Purchaser included in the 1934 Act Reports complied as to form in all material respects with applicable accounting requirements and published rules and regulations of the Commission with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied in the United States, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements), corresponds to the books and records of the Purchaser and fairly present in all material respects the consolidated financial position of the Purchaser and its Subsidiaries as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended. The written information provided by or on behalf of the Purchaser to the Seller that is not included in the 1934 Act Reports, other than any projections or forward looking information included therein, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are or were made, not misleading. The Purchaser satisfies the requirements for use of Form S-3 for registration of the resale of its common stock as contemplated by the Registration Rights Agreement, as such term is defined in Section 6.1(e), and does not have any knowledge or reason to believe that it does not satisfy such requirements or any knowledge of any fact which would reasonably result in its not satisfying such requirements. The Purchaser is not required to file and will not be required to file any agreement, note, lease, mortgage, deed or other instrument entered into prior to the date hereof and to which the Purchaser is a party or by which the Purchaser is bound which has not been previously filed as an exhibit to its reports filed with the Commission under the Exchange Act, except for the filing of this Agreement and the Registration Rights Agreement to be filed by the Purchaser upon consummation of the transactions contemplated herein.

     SECTION  5.9 No Change.  Except as  disclosed  in the 1934 Act  Reports and
Schedule 5.9 attached hereto, since the date of the latest audited financial statements included in the 1934 Act Reports, there has been no material adverse change in the condition (financial or other), business, properties or results of operations of the Purchaser and its Subsidiaries taken as a whole.

     SECTION 5.10 Investment Company. The Purchaser is not and, after giving effect to the sale of the Shares, will not be an "investment company" as defined in the Investment Company Act of 1940, as amended.

     SECTION 5.11 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the origination, negotiation or execution of this Agreement or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

     SECTION 5.12 Holding Period. Pursuant to the provisions of Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act"), the Purchaser agrees that the Seller is permitted to tack its holding periods regarding the Notes to its holding periods regarding the Shares for purposes of compliance with Rule 144 promulgated under the Securities Act.

                                    ARTICLE 6

                        CLOSING DELIVERIES AND CONDITIONS
                        ---------------------------------

     SECTION 6.1 Deliveries. The following actions shall be taken in connection with and as a condition to the consummation of the transactions contemplated hereby, all of which shall be deemed to have been taken simultaneously:

          (a) the Purchaser shall issue the Shares to the Seller in the amount set forth herein;

          (b) the Seller shall deliver the Notes and transfer title to the Notes to the Purchaser as payment in full for the Shares;

          (c) the Purchaser shall deliver to the Seller a Certificate of the Secretary or Assistant Secretary of the Purchaser, together with true and correct copies of the Certificate of Incorporation and By-Laws of the Purchaser, and all amendments thereto, true and correct copies of the resolutions of the Board of Directors of the Purchaser authorizing or ratifying the execution, delivery and performance of this Agreement, the Registration Rights Agreement, and the names of the officer or officers of the Purchaser authorized to sign this Agreement and the Registration Rights Agreement, together with a sample of the true signature of each such officer;

          (d) the Purchaser shall deliver to the Seller an opinion of counsel to the Purchaser with respect to the transactions contemplated hereby with respect to the matters described on Exhibit A hereto;

          (e) the Purchaser and the Seller shall execute the Registration Rights
     Agreement   in  the  form   attached   hereto  as  Exhibit  B  hereto  (the
     "Registration Rights Agreement");

          (f) the Shares shall have been approved for listing on the Nasdaq National Market, subject to notice of issuance; and

          (g) he Purchaser shall have delivered to the Seller a copy of the fully executed and effective Rights Amendment.

     SECTION 6.2 Additional Closing Conditions.  The closing of the transactions
contemplated   by  this  Agreement  is  subject  to  the  following   additional
conditions.

          (a) The Seller's obligations are conditioned upon the representations and warranties of the Purchaser contained in Article 5 hereof being true, correct and complete in all material respects as of the date hereof, and the Purchaser shall have performed, satisfied and complied in all material respects with the covenants and conditions required hereby to be performed, satisfied or complied with by it at or before the closing.

          (b) The Purchaser's obligations are conditioned upon the representations and warranties of the Seller contained in Article 4 hereof being true, correct and complete in all material respects as of the date hereof, and the Seller shall have performed, satisfied and complied in all material respects with the covenants and conditions required hereby to be performed, satisfied or complied with by it at or before the closing.

                                    ARTICLE 7

                               FURTHER AGREEMENTS
                               ------------------

     In order to induce the Purchaser to issue and transfer the Shares to the Seller, the Seller agrees that:

     SECTION 7.1 Limitation on Dispositions. For so long as the Seller Beneficially Owns 5% or more of the outstanding securities of the Purchaser entitled to vote (including securities held by the Seller convertible into or exercisable, exchangeable or redeemable for such securities, collectively "Voting Securities"), the Seller will not, directly or indirectly (unless in any such cases specifically invited in writing to do so by the Purchaser), do either of the following (provided that this Section 7.1 shall terminate as soon as the Seller Beneficially Owns less than 5% of the Voting Securities):

          (a) sell, or contract to sell or grant, any option or right to purchase any Common Stock or make any short sale of, or establish a "put equivalent position" (as such term is defined in Rule 16a-1 (h) under the Exchange Act) with respect to, the Common Stock, at a time when Seller has no equivalent offsetting long position in Common Stock; or

          (b) sell or contract to sell more than 2% of the outstanding Voting Securities to any single person or group of related persons; provided, however, that this subsection shall not apply to any transaction effected in good faith on the Nasdaq Stock Market.

     SECTION 7.2 Voting. In the event that any action is submitted to the holders of Voting Securities for their approval, whether at a meeting or by written consent, at a time when the Seller has the right to vote or direct the vote with respect to more than 9.9% of the Voting Securities entitled to vote on such action, the Seller will, unless otherwise approved in writing in advance by the Purchaser, cause to be voted all Voting Securities as to which the Seller has the right to vote or direct the vote (but not more than the number of Voting Securities by which such ownership exceeds 9.9% of the outstanding Voting Securities entitled to be voted on such matter) (the "Excess Voting Securities") in the same manner (i.e., in favor of, against and abstentions with respect to) proportionately to all other Voting Securities that are entitled to vote with respect to such matter. The Seller hereby appoints the Chief Executive Officer and the Chief Financial Officer of the Purchaser, acting severally, as its proxy, with full power of substitution, in the name, place and stead of the Seller, to vote all Excess Voting Securities at any such meeting (and at any adjournment or adjournments thereof) or with respect to any such written consent in the manner described in the preceding sentence. The Seller agrees that this proxy is coupled with an interest and shall be irrevocable.

                                    ARTICLE 8

                                  MISCELLANEOUS
                                  -------------

     SECTION 8.1 Survival. All representations and warranties made in this Agreement and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive until the first anniversary of the execution and delivery of this Agreement.

     SECTION 8.2 Notices. Unless otherwise provided in this Agreement, any notice, request, instruction or other communication to be given hereunder by either Party to the other shall be in writing and (a) delivered personally, (b) mailed by first-class mail, postage prepaid, (such mailed notice to be effective four days after the date it is mailed) or (c) sent by facsimile transmission, with a confirmation sent by way of one of the above methods, as follows:

     If to the Seller, addressed to:

     Harbert Distressed Investment Master Fund, Ltd.
     c/o HMC Distressed Investment Offshore Manager, LLC
     555 Madison Avenue, Suite 2800
     New York, NY  10022
     Attn: Phillip A. Falcone
     Facsimile: (212) 521-6972

     With a copy to:

     Harbert Distressed Investment Master Fund, Ltd.
     One Riverchase Parkway South
     Birmingham, Alabama 35244
     Attn: General Counsel
     Facsimile: (205) 987-5505

     and

     Proskauer Rose LLP
     1585 Broadway
     New York, NY 10036-8299
     Attn:  Arnold S. Jacobs
     Facsimile: (212) 969-2900

     If to the Purchaser, addressed to:
     Mission Resources Corporation
     1331 Lamar, Suite 1445
     Houston, Texas 77010
     Attn: Chief Executive Officer
     Facsimile: (713) 495-3103

     With a copy to:

     Porter & Hedges, L.L.P.
     700 Louisiana, 35th Floor
     Houston, Texas 77002
     Attn: Robert G. Reedy
     Facsimile: (713) 226-0274

Either Party may designate in a writing to the other Party any other address or facsimile number to which, and any other Person to whom or which, a copy of any such notice, request, instruction or other communication should be sent.

     SECTION 8.3 Choice of Law. This Agreement shall be construed (both as to validity and performance) and enforced in accordance with, and governed by the laws of the State of New York applicable to agreements made and to be performed wholly within such jurisdiction and irrespective of any choice of law provision that would require application of the law of any other jurisdiction.

     SECTION 8.4 No Consequential or Punitive Damages. Neither Party hereto (or any of their respective Affiliates) shall, under any circumstance, be liable to the other Party (or its Affiliates) for any consequential, exemplary, special, indirect, incidental or punitive damages claimed by such other Party under the terms of or due to any breach of this Agreement, including, but not limited to, loss of revenue or income, cost of capital, or loss of business reputation or opportunity.

     Section 8.5 Titles. The headings of the articles and sections of this Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

     SECTION 8.6 Waiver. No failure of a Party to require, and no delay by a Party in requiring, the other Party to comply with any provision of this Agreement shall constitute a waiver of the right to require such compliance. No failure of a Party to exercise, and no delay by a Party in exercising, any right or remedy under this Agreement shall constitute a waiver of such right or remedy. No waiver by a Party of any right or remedy under this Agreement shall be effective unless made in writing. Any waiver by a Party of any right or remedy under this Agreement shall be limited to the specific instance and shall not constitute a waiver of such right or remedy in the future.

     SECTION 8.7 Binding; Third-Party Beneficiaries. This Agreement shall be binding upon the Parties and upon each of their respective successors and assignees and shall inure to the benefit of, and be enforceable by, each Party and each of their respective successors and assignees; provided, however, that, with the exception of an assignment by the Seller to any Affiliate thereof, neither Party shall assign any right or obligation arising pursuant to this Agreement without first obtaining the written consent of the other Party. Nothing in this Agreement shall create or be deemed to create any third-party beneficiary rights in any Person not a party to this Agreement.

     SECTION 8.8 Entire Agreement. This Agreement and the Letter Agreement contain the entire agreement between the Parties with respect to the subject of this Agreement, and supersedes each course of conduct previously pursued, accepted or acquiesced in, and each written and oral agreement and representation previously made, by the Parties with respect thereto, whether or not relied or acted upon.

     SECTION 8.9 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

     SECTION 8.10 Modification. No course of performance or other conduct hereafter pursued, accepted or acquiesced in, and no oral agreement or representation made in the future, by the Parties, whether or not relied or acted upon, and no usage of trade, whether or not relied or acted upon, shall modify or terminate this Agreement, impair or otherwise affect any obligation of the Parties pursuant to this Agreement or otherwise operate as a waiver of any such right or remedy. No modification of this Agreement or waiver of any such right or remedy shall be effective unless made in writing duly executed by the Purchaser and the Seller.

     SECTION 8.11 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument. Either Party may execute this Agreement by facsimile signature and the other Party shall be entitled to rely on such facsimile signature as evidence that this Agreement has been duly executed by such Party. Either Party executing this Agreement by facsimile signature shall immediately forward to the other Party an original signature page by overnight mail or delivery service.

                           [Signature Page to Follow]

     IN WITNESS WHEREOF, each of the Purchaser and the Seller has caused to be executed by a duly authorized officer this Agreement on the day and year indicated at the beginning of this Agreement.

                                  MISSION RESOURCES CORPORATION

                                  By:
                                      -------------------------------
                                      Robert L. Cavnar, Chairman,
                                      President and
                                      Chief Executive Officer

                                  Harbert Distressed Investment Master
                                  Fund, Ltd.

                                  By:  HMC Distressed Investment Offshore
                                       Manager, LLC

                                  By:
                                      -------------------------------
                                      Phillip A. Falcone, Vice President

                                  SCHEDULE 5.9

     [Draft of Rule 135(c) Press Release for note offering]

     [Term sheet for new credit facility]

                                    EXHIBIT A

            MATTERS TO BE ADDRESSED IN OPINION OF PORTER & HEDGES LLP

1. The Purchaser is a validly existing corporation in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as described in the 1934 Act Reports, and to enter into and perform its obligations under the Purchase Agreement and the Registration Rights Agreement.

2. The Purchaser has full corporate power and authority to authorize, issue and sell the Shares as contemplated by the Purchase Agreement, and to perform its obligations under the Registration Rights Agreement.

3. The Purchase Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered by the Purchaser. The Shares have been duly authorized and, when issued and delivered in accordance with the Purchase Agreement, will be validly issued, fully paid and nonassessable. No holder of outstanding shares of capital stock of the Purchaser is entitled to any preemptive or other rights to subscribe for any shares of the Common Stock, and no holder of securities of the Purchaser has any right which has not been fully exercised or waived to require the Purchaser to register the offer or sale of any securities owned by such holder under the Securities Act under, or as a result of the filing of, the registration statement to be filed by the Purchaser pursuant to the terms of the Registration Rights Agreement.

4. The Purchase Agreement and the Registration Rights Agreement constitute the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their terms.

5. No consent, approval or authorization or order of, or filing, registration or qualification with, any Governmental Authority or any court is required for the issuance or sale of the Shares by the Purchaser, except such as have been obtained or as may be required under state securities laws as to which no opinion is expressed.

6 The execution, delivery and performance of the Purchase Agreement and the Registration Rights Agreement by the Purchaser will not result in a breach or violation by the Purchaser of any terms and provisions of, or constitute a default under, any statute, any rule or regulation, or any order known to us, of any Governmental Authority or any court having jurisdiction over the Purchaser or any of its properties, or any agreement or instrument that is listed as an exhibit to the Purchaser's Annual Report on Form 10-K for the year ended December 31, 2003 or the Purchaser's Current Reports on Form 8-K filed thereafter, or the certificate of incorporation or by-laws of the Purchaser.

7. The Purchaser is not and, after giving effect to the offering and sale of the Shares, will not be an "investment company" as defined in the Investment Company Act of 1940, as amended.

     IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement as of the date and year first above written.

                                  MISSION RESOURCES CORPORATION

                                  By:
                                     -----------------------------------
                                     Robert L. Cavnar, Chairman,
                                     President
                                     and Chief Executive Officer

                                    INVESTOR:

                                  Harbert Distressed Investment Master
                                  Fund, Ltd.

                                  By:  HMC Distressed Investment Offshore
                                       Manager, LLC

                                  By:
                                     ------------------------------------
                                     Phillip A. Falcone, Vice President


                                  Harbert Distressed Investment Master
                                  Fund, Ltd.
                                  c/o HMC Distressed Investment
                                      Offshore Manager, LLC
                                  555 Madison Avenue, Suite 2800
                                  New York, New York 10022
                                  Attn: Phillip A. Falcone
                                  Fax:   (212) 521-6972

                                    EXHIBIT C

                             INSTRUMENT OF ADHERENCE

     Reference is hereby made to that certain Registration Rights Agreement, dated as of March 15, 2004, among Mission Resources Corporation, a Delaware corporation (the "Company"), the Investors and the Permitted Transferees, as amended and in effect from time to time (the "Registration Rights Agreement"). Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in the Registration Rights Agreement.

     The undersigned, in order to become the owner or holder of, or have the right to acquire, shares of Registrable Securities, hereby agrees that, from and after the date hereof, the undersigned has become a party to the Registration Rights Agreement in the capacity of a Permitted Transferee, and is entitled to all of the benefits under, and is subject to all of the obligations, restrictions and limitations set forth in the Registration Rights Agreement that are applicable to Permitted Transferees. This Instrument of Adherence shall take effect and shall become a part of the Registration Rights Agreement immediately upon execution.

                                  Print Name of Permitted Transferee

                                  -------------------------------

                                  By:
                                        ----------------------------

                                  Name:
                                        ----------------------------

                                  Title:
                                        ----------------------------

                                  Permitted Transferee's Address and Fax
                                  Number for Notice

                                  -------------------------------

                                  -------------------------------

                                  -------------------------------

Accepted:

Mission Resources Corporation

By:
     ---------------------------
Name:
     ---------------------------
Title:
       -------------------------
Date:
     ---------------------------


03773.0003 #471750